Mail Stop 4561

October 31, 2006

Stephen Hawksworth
President & Chief Executive Officer
PaperFree Medical Systems, Inc.
121 West Sycamore St.
Kokomo, Indiana 46901

**Re:    PaperFree Medical Systems, Inc.**
**Registration Statement on Form SB-2**
**Registration No. 333-138172**
**Filed on October 23, 2006**

Dear Mr. Hawksworth:

        This is to advise you that we have performed a limited review of the above registration statement and have the following comment.  We will not conduct any further review of the registration statement, except for any amendments you file in response to our comments.

Item 26. Recent Sales of Unregistered Securities

1.      You state that in April 2005, you issued 32,249,947 shares.  Please revise to identify the shareholders or describe the class of persons who were issued the shares and to note the consideration received for the shares.  Refer to Item 701 of Regulation S-B.  Also, please advise us as to the number of shareholders who were issued the shares.

Exhibits

2.      Your Exhibit Index states that you have filed the legal opinion of Sonfield & Sonfield. However, this opinion has not been filed on EDGAR.  Also, for a number of your Exhibits you refer to a Form 8-K filed on November 23, 2005.  It does not appear that you filed a Form 8-K on November 23, 2005.  You must file your legal opinion and all other remaining exhibits before the registration statement is declared effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3495.

Sincerely,


Elaine Wolff
Legal Branch Chief